SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                 AMENDMENT NO. 6


                                (Final Amendment)

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                  Sbarro, Inc.
                                (Name of Issuer)

                                  Sbarro, Inc.
                                Sbarro Merger LLC
                                  Mario Sbarro
                                  Joseph Sbarro
                                 Anthony Sbarro
                 Joseph Sbarro (1994) Family Limited Partnership
             Mario Sbarro and Franklin Montgomery, not individually
               but as trustees under that certain Trust Agreement
             dated April 28, 1984 for the benefit of Carmela Sbarro
                               and her descendants
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   805844-10-7
                     (Cusip Numbers of Class of Securities)
                                ----------------

                      Mario Sbarro, Chairman and President
                                  Sbarro, Inc.
                              401 Broadhollow Road
                            Melville, New York 11747
                        Telephone Number: (516) 715-4100

                                   Copies To:


Richard A. Rubin, Esq.                     Steven J. Gartner, Esq.        Arthur A. Katz, Esq.
Parker Chapin Flattau & Klimpl, LLP        Willkie Farr & Gallagher       Warshaw Burstein Cohen
1211 Avenue of the Americas                787 Seventh Avenue               Schlesinger & Kuh, LLP
New York, New York 10036                   New York, New York 10019       555 Fifth Avenue
(212) 704-6000                             (212) 728-8000                 New York, New York 10017
                                                                          (212) 984-7700


       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf Of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Calculation of Filing Fee
-------------------------------------------------------------------------------
      Transaction                                      Amount of Filing Fee*
       Valuation*                                            $79,129.93
      $395,649,643
-------------------------------------------------------------------------------

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 which was filed on February 26, 1999.

       The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 which was filed on February 26, 1999.

--------

* Determined by multiplying 13,467,649 (the number of outstanding shares of Common Stock of Sbarro, Inc. not owned by the persons filing this Schedule 13E-3) by $28.85 per share and adding the aggregate amount anticipated to be paid to persons holding options to purchase shares of Common Stock issued by the Company in consideration of cancellation of such options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $395,649,643 by 1/50 of 1%.

                                  INTRODUCTION


      This Amendment No. 6 is the Final Amendment ("Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Schedule 13E-3" and, as amended through this Final Amendment, this "Schedule 13E-3") filed by Sbarro, Inc., a New York corporation (the "Company"), Sbarro Merger LLC, a New York limited liability company ("Mergeco"), and Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 (the "Trust of Carmela Sbarro") for the benefit of Carmela Sbarro and her descendants (collectively, the "Continuing Shareholders") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 thereunder, in connection with the merger (the "Merger") of Mergeco with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Corporation").

       This Final Amendment is filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the consummation on September 28, 1999 of the Merger. The Merger was effected pursuant to an Amended and Restated Agreement and Plan of Merger dated as of January 19, 1999 among the Company, Mergeco and the Continuing Shareholders (the "Restated Merger Agreement"). Mergeco was formed by the Continuing Shareholders in connection with the Merger and was owned solely by the Continuing Shareholders. Pursuant to the terms and conditions set forth in the Restated Merger Agreement, each outstanding share of the Company's Common Stock on September 28, 1999, other than shares of Common Stock then owned of record by the Continuing Shareholders or Mergeco, has been converted into the right to receive $28.85 per share in cash, without interest. As a result of the Merger, the Continuing Shareholders own 100% of the capital stock of the Surviving Corporation.

       There follows a cross reference sheet supplied pursuant to Instruction F to Schedule 13E-3 to show the location in the definitive Proxy Statement filed as Exhibit (d)(i) to Amendment No. 5 to the Schedule 13e-3 of the information required to be included in response to the items of Schedule 13E- 3. The information in the definitive Proxy Statement is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the definitive Proxy Statement.

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
------------------------                           ---------------------------
Item 1.    Issuer and Class of Security
           Subject to the Transaction.

           (a) ..............................      Front Cover Page;
                                                   "SUMMARY - Certain Definitions";
                                                   "SUMMARY - The Merger Parties; The Company";
                                                   "MANAGEMENT - Directors and Executive Officers
                                                   of the Company".
           (b) ..............................      Front Cover Page;
                                                   "SUMMARY - Certain Definitions";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Record Date for the Meeting; Quorum Requirements";
                                                   "SUMMARY - Market Prices of and Dividends on the
                                                   Common Stock".
           (c) ..............................      "SUMMARY - Market Prices of and Dividends on the
                                                    Common Stock".
           (d) ..............................      "SUMMARY - Market Prices of and Dividends on the
                                                   Common Stock";
                                                   "SPECIAL  FACTORS - Financing
                                                   of  the   Merger";   "SPECIAL
                                                   FACTORS   -  Plans   for  the
                                                   Company after the Merger".
           (e) ..............................      Not Applicable.
           (f) ..............................      "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".
Item 2.    Identity and Background.

           (a)-(d) ..........................      "SUMMARY - Certain Definitions";
                                                   "SUMMARY - The Merger Parties";
                                                   "BUSINESS OF THE COMPANY";
                                                   "MANAGEMENT";
                                                   "SECURITY OWNERSHIP OF CERTAIN
                                                   BENEFICIAL OWNERS AND MANAGEMENT".
           (e) and (f) ......................      Not Applicable.
           (g) ..............................
                                                   "SUMMARY - The Merger Parties";
                                                   "MANAGEMENT".


                                       -4-

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
-----------------------                            ---------------------------
 Item 3.   Past Contacts, Trans
           actions or Negotiations.

           (a) (1) ..........................      Not Applicable.

           (a) (2) and (b) ..................      "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "MANAGEMENT - Directors and Executive Officers
                                                   of the Company";
                                                   "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".
Item 4.    Terms of the Transaction.

           (a) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                   Merger";
                                                   "SUMMARY - Special Factors; Litigation Pertaining to
                                                   the Merger";
                                                   "SUMMARY  - Special  Factors; Financing   of  the  Merger";
                                                   "SUMMARY   -   The   Restated Merger  Agreement";
                                                   "SPECIAL FACTORS   -   Interests    of
                                                   Certain Persons in the Merger
                                                   and  the  Company";
                                                   "SPECIAL FACTORS - Certain  Effects of
                                                   the Merger";
                                                   "SPECIAL FACTORS - Financing  of the  Merger";
                                                   "SPECIAL FACTORS - Regulatory Approvals";
                                                   "LITIGATION PERTAINING  TO  THE  MERGER";
                                                   "THE     RESTATED      MERGER AGREEMENT".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                           LOCATION IN PROXY STATEMENT
-----------------------                           ---------------------------

           (b) ..............................      "SUMMARY - Information Concerning the  Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Information Concerning the  Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                    Merger";
                                                   "SUMMARY  - Special  Factors; Litigation  Pertaining to the
                                                   Merger";
                                                   "SUMMARY   -   The Restated  Merger   Agreement;
                                                   The  Merger   Consideration";
                                                   "SPECIAL  FACTORS - Interests of  Certain  Persons  in  the
                                                   Merger   and  the   Company";
                                                   "SPECIAL  FACTORS  -  Certain Effects   of   the   Merger";
                                                   "LITIGATION PERTAINING TO THE MERGER  Current   Shareholder
                                                   Litigation";
                                                   "THE  RESTATED MERGER    AGREEMENT   -   The
                                                   Merger; Merger Consideration";
                                                   "THE RESTATED MERGER AGREEMENT Treatment of
                                                   Options".
Item 5.    Plans or Proposals of the
           Issuer or Affiliate.

           (a) and (b) ......................      "SUMMARY - Special Factors; Plans for the Company
                                                    after the Merger";
                                                   "SPECIAL FACTORS - Plans for the Company after
                                                   the Merger".
           (c) ..............................      "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Directors and Officers of
                                                   the Surviving Corporation";
                                                   "THE RESTATED MERGER AGREEMENT -
                                                   Directors and Officers, Certificate of Incorporation and
                                                   By-Laws Following the Merger".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
-----------------------                            ---------------------------
           (d)-(e) ..........................      "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";
                                                   "SUMMARY - Special Factors; Financing of the
                                                   Merger";
                                                   "SUMMARY  - Market  Prices of
                                                   and  Dividends  on the Common
                                                   Stock";
                                                   "SPECIAL  FACTORS  - Plans for the  Company  after
                                                   the Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".
           (f)-(g) ..........................      "SUMMARY - Special Factors; Certain Effects of the
                                                    Merger";
                                                   "SPECIAL FACTORS - Certain Effects of the Merger".
Item 6.    Source and Amount of
           Funds or Other
           Consideration.

           (a) ..............................      "SUMMARY - Special Factors; Financing of the
                                                    Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".
           (b) ..............................      "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Compensation of Special
                                                   Committee Members";
                                                  "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL  FACTORS - Financing of the Merger;  Terms of Bear
                                                   Stearns' Engagement";
                                                   "LITIGATION PERTAINING TO THE MERGER  Current   Shareholder
                                                   Litigation";
                                                  "THE  RESTATED MERGER  AGREEMENT  - Fees and
                                                   Expenses".
           (c) ..............................      "SUMMARY - Special Factors; Financing of the
                                                   Merger";
                                                   "SPECIAL FACTORS - Certain Financial Projections";
                                                   "SPECIAL FACTORS - Plans for the Company after
                                                   the Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION IN PROXY STATEMENT
-----------------------                            ---------------------------
           (d) ..............................      "SUMMARY - Special Factors; Financing of the
                                                    Merger";
                                                   "SPECIAL FACTORS - Financing of the Merger".
Item 7.    Purpose(s), Alternatives,
           Reasons and Effects.

           (a) and (c) ......................      "SUMMARY - Special Factors; Continuing Share
                                                   holders' Purpose and Reasons for the Merger";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger".
           (b) ..............................      "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - The Continuing Shareholders
                                                   Purpose and Reasons for the Merger".
           (d) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Information Concerning the Meeting;
                                                   Purpose of the Meeting";
                                                   "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";
                                                   "SUMMARY - Special Factors; Interests of Certain
                                                   Persons in the Merger and the Company";
                                                   "SUMMARY - Special Factors; Certain Effects of the
                                                   Merger";
                                                   "SUMMARY - Special Factors; Certain U.S. Federal
                                                   Income Tax Consequences";
                                                   "SUMMARY - Special Factors; Accounting
                                                   Treatment";
                                                   "SUMMARY  - Special  Factors;
                                                   Financing   of  the  Merger";
                                                   "SUMMARY   -   The   Restated Merger Agreement;  The Merger
                                                   Consideration";
                                                   "SPECIAL FACTORS   -  The   Continuing
                                                   Shareholders    Purpose   and Reasons   for  the   Merger";
                                                   "SPECIAL  FACTORS  -  Certain Financial       Projections";
                                                   "SPECIAL  FACTORS - Plans for the    Company    after   the
                                                   Merger";

SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            --------------------------
                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company";
                                                   "SPECIAL FACTORS - Certain Effects of the Merger";
                                                   "SPECIAL FACTORS - Certain U.S. Federal Income
                                                   Tax Consequences";
                                                   "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS - Accounting Treatment";
                                                   "SPECIAL FACTORS - Risk of Insolvency";
                                                   "THE RESTATED MERGER AGREEMENT - The
                                                   Merger; Merger Consideration";
                                                   "THE RESTATED MERGER AGREEMENT - The
                                                   Exchange Fund; Payment for Shares of Common
                                                   Stock";
                                                   "THE RESTATED MERGER AGREEMENT -
                                                   Treatment of Options";
                                                   "THE RESTATED MERGER AGREEMENT - Tax
                                                   Withholding".
Item 8.    Fairness of the
           Transaction.
           (a) ..............................
                                                   Front  Cover  Page;
                                                  "CERTAIN QUESTIONS  AND ANSWERS  ABOUT
                                                   VOTING   AND   THE   MERGER";
                                                   "SUMMARY  - Special  Factors; Recommendation of the Special
                                                   Committee  and the  Board  of Directors";
                                                  "SUMMARY - pecial Factors; Presentation
                                                   and   Fairness   Opinion   of Prudential       Securities";
                                                   "SPECIAL FACTORS - Background f the Transaction";
                                                   "SPECIAL FACTORS - Recommendations  of
                                                   the Special Committee and the board of Directors";
                                                   "SPECIAL FACTORS   -  The   Continuing
                                                   Shareholders'   Purpose   and Reasons   for  the   Merger";
                                                   "SPECIAL FACTORS  - Presentation   and   Fairness
                                                   Opinion     of     Prudential
                                                   Securities".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            ---------------------------
           (b) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY  - Special  Factors; Recommendation of the Special
                                                   Committee  and the  Board  of directors";
                                                  "SUMMARY    -
                                                   Special   Factors;    Factors Considered   by  the  Special
                                                   Committee  and the  Board  of Directors";
                                                  "SUMMARY    - Special Factors; Presentation
                                                   and   Fairness   Opinion   of Prudential  Securities";
                                                   "SPECIAL FACTORS - Background of the Transaction";
                                                   "SPECIAL FACTORS -  Recommendation  of
                                                   the Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS   -  The   Continuing
                                                   Shareholders'   Purpose   and Reasons   for  the   Merger";
                                                   "SPECIAL       FACTORS      - Presentation   and   Fairness
                                                   Opinion     of     Prudential Securities";
                                                   "SPECIAL FACTORS - Certain Financial Projections";
                                                   "LITIGATION PERTAINING   TO  THE   MERGER
                                                   Current Shareholder Litigation";
                                                   "THE  RESTATED MERGER    AGREEMENT    -   No
                                                   Solicitation; Fiduciary Obligation of Directors";
                                                   "THE     RESTATED      MERGER AGREEMENT  Conditions";  "THE
                                                   RESTATED   MERGER   AGREEMENT Termination";
                                                   "THE  RESTATED MERGER  AGREEMENT Amendment
                                                   and Waiver".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            ---------------------------
           (c) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY    -     Information Concerning    the    Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY   -   The   Restated Merger Agreement;  Conditions
                                                   to, and  Termination  of, the Merger";
                                                   "SPECIAL  FACTORS - Recommendations     of    the
                                                   Special   Committee  and  the Board  of  Directors";
                                                   "THE RESTATED  MERGER  AGREEMENT - The      Merger;       Merger
                                                   Consideration;
                                                   "THE RESTATED MERGER AGREEMENT  Covenants";
                                                   "THE     RESTATED      MERGER AGREEMENT  Conditions";
                                                   "THE RESTATED   MERGER   AGREEMENT
                                                   Termination".
           (d) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors; Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger";
                                                   "SPECIAL FACTORS - Presentation and Fairness
                                                   Opinion of Prudential Securities".
           (e) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'
                                                   Purpose and Reasons for the Merger".
           (f) ..............................      "SPECIAL FACTORS - Background of the
                                                   Transaction".



SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            ---------------------------
Item 9.    Reports, Opinions,
           Appraisals and Certain
           Negotiations.

           (a) and (b).......................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SUMMARY - Special Factors; Factors Considered by
                                                   the Special Committee and the Board of Directors";
                                                   "SUMMARY - Special Factors; Fairness Opinion of
                                                   Prudential Securities";
                                                   "SPECIAL FACTORS - Background of the
                                                   Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the Special
                                                   Committee  and the  Board  of Directors";
                                                   "SPECIAL FACTORS - The Continuing Shareholders'   Purpose   and
                                                   Reasons   for  the   Merger";
                                                   "SPECIAL FACTORS - Presentation   and   Fairness
                                                   Opinion of  Prudential
                                                   Securities".
           (c) ..............................      "AVAILABLE INFORMATION".

Item 10.   Interest in Securities of the
           Issuer.

           (a) ..............................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SPECIAL  FACTORS - Interests of  Certain  Persons  in  the
                                                   Merger   and  the   Company";
                                                   "SECURITY     OWNERSHIP    OF CERTAIN BENEFICIAL OWNERS AND
                                                   MANAGEMENT"
           (b) ..............................      "CERTAIN TRANSACTIONS IN THE COMMON
                                                   STOCK".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            --------------------------
Item 11.   Contracts, Arrangements
           or Understandings With
           Respect to the Issuer's
           Securities........................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SUMMARY - The Restated Merger Agreement";
                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company";
                                                   "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS - Financing of the Merger";
                                                   "THE RESTATED MERGER AGREEMENT".
Item 12.   Present Intention and
           Recommendation of
           Certain Persons with
           Regard to the Transaction.

           (a) ..............................      "SUMMARY - Information Concerning the Meeting;
                                                   Voting Requirements";
                                                   "SPECIAL  FACTORS - Recommendation of the Special
                                                   Committee  and the  Board  of Directors";
                                                   "THE   RESTATED MERGER AGREEMENT  Covenants";
                                                   "CERTAIN  TRANSACTIONS IN THE COMMON STOCK".
           (b) ..............................      "SUMMARY - Special Factors; Recommendation of
                                                   the Special Committee and the Board of Directors";
                                                   "SPECIAL FACTORS - Background of the
                                                    Transaction";
                                                   "SPECIAL FACTORS - Recommendation of the
                                                   Special Committee and the Board of Directors".
Item 13.   Other Provisions of the
           Transaction.

           (a) ..............................      "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING   AND   THE   MERGER";
                                                   "SUMMARY   -  No   Right   of Appraisal";
                                                   "LITIGATION PERTAINING   TO  THE   MERGER
                                                   Current Shareholder Litigation".


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            --------------------------
           (b)-(c)...........................      Not Applicable.

Item 14.   Financial Information.

           (a) ..............................      "WHERE YOU CAN FIND MORE INFORMATION";
                                                   "CONSOLIDATED FINANCIAL STATEMENTS".
           (b) ..............................      Not Applicable.

Item 15.   Persons and Assets
           Employed, Retained or
           Utilized.

           (a) ..............................      Front Cover Page;
                                                   "SUMMARY - Special Factors; Plans for the Company
                                                   after the Merger";

                                                   "SUMMARY  - Special  Factors; Financing   of  the  Merger";
                                                   "SPECIAL  FACTORS - Plans for the    Company    after   the
                                                   Merger";
                                                   "SPECIAL  FACTORS - Interests of Certain  Persons
                                                   in   the   Merger   and   the Company";
                                                   "SPECIAL FACTORS - Fees and Expenses";
                                                   "SPECIAL FACTORS  -  Financing  of the
                                                   Merger";
                                                   "THE RESTATED MERGER AGREEMENT Indemnification and
                                                   Insurance";
                                                   "THE   RESTATED MERGER  AGREEMENT  - Fees and
                                                   Expenses".
           (b) ..............................      Front Cover Page;
                                                   "CERTAIN QUESTIONS AND ANSWERS ABOUT
                                                   VOTING AND THE MERGER";
                                                   "SPECIAL FACTORS - Interests of Certain Persons in
                                                   the Merger and the Company; Compensation of the
                                                   Special Committee Members".
Item 16.   Additional Information.                 "SUMMARY - Information Concerning the Meeting";
                                                   Proxy Statement, together with the proxy card.


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            --------------------------
Item 17.   Material to be Filed as
           Exhibits.

             (a) (1) ........................      Debt Financing Letter, dated as of January 19, 1999.*

             (b) (1) ........................      Presentation by Prudential Securities Incorporated to the
                                                   Special Committee, dated January 19, 1999.*
             (b) (2) ........................      Opinion of Prudential Securities Incorporated, dated
                                                   January 19, 1999 (set forth as Annex II to the Proxy
                                                   Statement).*
             (b) (3) ........................      Presentation by Bear, Stearns & Co. Inc. to certain
                                                   Continuing Shareholders, dated October 10, 1996 (in
                                                   accordance with Rule 202 of Regulation S-T, Section II
                                                   of the presentation is filed in paper pursuant to a
                                                   continuing hardship exemption).*
             (b) (4) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated January 15,
                                                   1997.*
             (b) (5) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated January 23, 1997
                                                   (in accordance with Rule 202 of Regulation S-T, the
                                                   financial models of this presentation are filed in paper
                                                   pursuant to a continuing hardship exemption).*
             (b) (6) ........................      Presentation by Bear, Stearns & Co. Inc. to the
                                                   Company's Board of Directors, dated July 20, 1998.*
             (b) (7) ........................      List of potential purchasers of the Company prepared in
                                                   August 1998.*
             (b) (8) ........................      August 1998 confidential information memorandum sent
                                                   to potential purchasers of the Company.*
             (b) (9) ........................      Presentation by Prudential Securities Incorporated to the
                                                   Special Committee, dated March 3, 1998.*


SCHEDULE 13E-3
ITEM NUMBER AND CAPTION                            LOCATION INPROXY STATEMENT
-----------------------                            --------------------------

             (c) (1) ........................      Amended and Restated Agreement and Plan of Merger between
                                                   Sbarro,  Inc., Sbarro  Merger  LLC,   Mario  Sbarro,  Joseph
                                                   Sbarro,     Anthony  Sbarro,   the  Joseph  Sbarro  (1994) Family
                                                   Limited Partnership  and Mario Sbarro  and Franklin Montgomery,  not
                                                   individually  but as trustees  under  that   certain   Trust
                                                   Agreement   dated  April  28,  1984  for  the   benefit   of
                                                   Carmela  Sbarro,  dated as of  January  19, 1999 (as amended
                                                   June 17,  1999) (set forth as  Annex   I   to   the    Proxy
                                                   Statement).*

             (d) (1) ........................      Definitive Proxy Statement (including Annexes I and II),
                                                   together with the proxy card.*
             (e) ............................      Not applicable.
             (f) ............................      As of the date of this Schedule 13E-3, no written
                                                   instruction, form or other material has been furnished to
                                                   any person making the actual oral solicitation or other
                                                   recommendation for such person's use, directly or
                                                   indirectly, in connection with this Rule 13e-3
                                                   transaction.
             (g) (1) ........................      Memorandum of Understanding, dated January 19,
                                                   1999.*
             (g) (2) ........................      Stipulation of Settlement dated April 7, 1999 among
                                                   counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the
                                                   Proxy Statement filed as Exhibit (d)(1).*
             (g) (3) ........................      Order and Final Judgment, dated July 14, 1999.*


             (g) (4) ........................      Indenture dated as of September 28, 1999 among the
                                                   Company,    the    Restricted Subsidiaries  of the  Company
                                                   named therein, as guarantors, and Firstar Bank, as trustee.
             (g) (5) ........................      Credit Agreement dated as of September 23, 1999 by
                                                   and among the Company and European American Bank,
                                                   as Agent, and the Lenders Party thereto (initially
                                                   European American Bank).



--------------
*  Filed with Amendment No. 5 to the Schedule 13e-3.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - The Merger Parties; The Company"; and "MANAGEMENT Directors and Executive Officers of the Company" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "SUMMARY - Certain Definitions"; "SUMMARY - Information Concerning the Meeting; Record Date for the Meeting; Quorum Requirements"; and "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Financing of the Merger"; and "SPECIAL FACTORS Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Mergeco and the Continuing Shareholders.

         (a) - (d) The information set forth in "SUMMARY - Certain Definitions"; "SUMMARY The Merger Parties"; "BUSINESS OF THE COMPANY"; "MANAGEMENT"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (e) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mergeco, nor any of its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the individual Continuing Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the trustees of the Trust of Carmela Sbarro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the last five years, neither the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. During the last five years, neither Mergeco, nor any of its members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, none of the individual Continuing Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, the sole general partner of the Joseph Sbarro (1994) Family Limited
Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws. During the last five years, neither of the trustees of the Trust of Carmela Sbarro was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violations of such laws.

         (g) The information set forth in "SUMMARY - The Merger Parties"; and "MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) (1) Not applicable.

         (a) (2) and (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction"; "MANAGEMENT - Directors and Executive Officers of the Company"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY Special Factors; Litigation Pertaining to the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Restated Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "SPECIAL FACTORS - Financing of the Merger"; "SPECIAL FACTORS - Regulatory Approvals"; "LITIGATION PERTAINING TO THE MERGER"; and "THE RESTATED MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Information Concerning the Meeting; Voting Require ments"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Litigation Pertaining to the Merger"; "SUMMARY - The Restated Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Certain Effects of the Merger"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; "THE RESTATED MERGER AGREEMENT - The Merger; Merger Consideration"; and "THE RESTATED MERGER AGREEMENT - Treatment of Options" of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) and (b) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; and "SPECIAL FACTORS - Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Directors and Officers of the Surviving Corporation"; and "THE RESTATED MERGER AGREEMENT - Directors and Officers, Certificate of Incorporation and By-Laws Following the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) - (e) The information set forth in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - Market Prices of and Dividends on the Common Stock"; "SPECIAL FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS
- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.


         The Merger was funded through the placement of $255.0 million of 11.0% Senior Notes due 2009, sold at 98.514% of par to yield 11.25% per annum, and substantially all of the Company's cash on hand. The Company also entered into a new $30.0 million senior revolving credit facility with European American Bank. See Item 6(c) below.


         (f) - (g) The information set forth in "SUMMARY - Special Factors; Certain Effects of the Merger"; and "SPECIAL FACTORS - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         On October 8, 1999, the Company filed a Certification and Notice of Termination of Registration on Form 15 pursuant to Rule 12g-4(a)(1)(i) promulgated under the Exchange Act terminating the registration of its Common Stock under Section 12 of the Exchange Act and Rule 12h-3(b)(1)(i) promulgated under the Exchange Act suspending the Company's obligation, pursuant to Section 15(d) of the Exchange Act, to file reports pursuant to Section 13(a) of the Exchange Act. The Company has been notified by the New York Stock Exchange (the "Exchange") that the Exchange is filing an application with the Securities and Exchange Commission to strike the Company's Common Stock from listing on the Exchange on October 18, 1999.



ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of Special Committee Members"; "SPECIAL FACTORS Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger; Terms of Bear Stearns' Engagement"; "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation"; and "THE RESTATED MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL
FACTORS - Plans for the Company after the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.



         The consideration for shares of the Public Shareholders and for the stock options pursuant to the Merger Agreement was funded through the placement of $255.0 million of 11.0% Senior Notes (the "Senior Notes") due 2009, sold at a price of 98.514% of par to yield 11.25% per annum, and substantially all of the Company's cash on hand. The Notes were issued under an Indenture dated September 28, 1999 among the Company, each of the Company's current and future Restricted Subsidiaries (as defined), as guarantors, and Firstar Bank, N.A., as trustee (the "Indenture"). The Company also entered into a Credit Agreement dated as of September 23, 1999 with European American Bank (the "Bank") to provide an unsecured $30.0 million senior revolving credit facility (the "Credit Agreement"). The following is a brief description of certain terms of the Indenture and the Credit Agreement and is qualified in its entirety by reference to the Indenture and the Credit Agreement which are filed as Exhibits (g)(4) and
(g)(5), respectively, hereto.

         Interest on the Notes is payable semi-annually on March 15 and September 15 of each year commencing on March 15, 2000 at the rate of 11.0% per annum.

         The Company's payment obligations under the Notes are jointly and severally unconditionally and irrevocably guaranteed by all of the Company's current Restricted Subsidiaries and is to be similarly guaranteed by the Company's future Restricted Subsidiaries. The Notes and the subsidiary guarantees are senior unsecured obligations of the Company and the guarantor subsidiaries, ranking PARI PASSU in right of payment to all of the Company's and the guarantor subsidiaries' respective present and future senior debt, including under the Credit Agreement.

         The Indenture permits redemption of the Notes at the Company's option at varying redemption prices and requires the Company to offer to purchase Notes in the event of a Change of Control and in connection with certain Asset Sales (each as defined).

         The Indenture contains various covenants on the part of the Company and its Restricted Subsidiaries, including, but not limited to, restrictions on making of dividends, stock repurchases, certain investments and other restricted payments, the incurrence of indebtedness and liens on its assets, affiliate transactions, asset sales and mergers.

         The Credit Agreement provides an unsecured revolving credit facility (the "Credit Facility") to the Company enabling the Company to borrow, on a revolving basis from time to time during its five-year term, up to $30.0 million, including a $10.0 million sublimit for standby letters of credit.

         At the Company's option, the interest rates applicable to loans under the Credit Agreement will be at either (a) the Bank's prime rate plus a margin ranging from zero to 0.75% (the initial margin will be 0.50%) or (b) reserve adjusted LIBOR plus a margin ranging from 1.5% to 2.5% (the initial margin will be 2.25%). In each case, the margin depends upon the ratio of the Company's senior debt (as defined) to its EBITDA (as defined).

         Each of the Company's current Corporate Guarantors (as defined in the Credit Agreement, being the Restricted Subsidiaries under the Indenture) have agreed to, and the future Corporate Guarantors are to, unconditionally and irrevocably guarantee the Company's obligations under the Credit Agreement on a joint and several basis.

         The Company has agreed to pay certain fees in connection with the Credit Agreement, including an unused commitment fee at a rate per year that will vary from 0.25% of the undrawn amount of the facility to 0.45% of the undrawn amount of the facility per year, depending upon the ratio of the Company's senior debt to EBITDA. Initially, the unused commitment fee will be 0.40% per year.

         The Company's borrowings under the Credit Agreement are repayable on September 28, 2004. In addition, the Company will be required to repay the Company's loans and reduce the lenders commitments under the Credit Agreement using the proceeds of certain asset sales and certain issuances of certain equity interests of, and sales of equity interests in, Corporate Guarantors.

         The Credit Agreement contains various covenants, including, but not limited to, restrictions on making of dividends and stock repurchases, certain investments and other restricted payments, the incurrence of indebtedness, guarantees and other contingent obligations, and liens on its assets, affiliate transactions, asset sales and mergers, consolidations and acquisitions of stock or assets by the Company and the Corporate Guarantors. In addition, the Credit Facility contains provisions that under certain circumstances prohibit redemptions or repurchases of the Notes, including repurchases that might otherwise be required pursuant to the terms of the Indenture, and imposes certain conditions on the Company's amending or supplementing the Indenture. Additionally, the Company will have to maintain a minimum ratio of the Company's consolidated EBITDA (with the Corporate Guarantors) to the Company's consolidated interest expense (with the Corporate Guarantors) of at least 2.0 to
1.0 and a ratio of the Company's consolidated senior debt (with the Corporate Guarantors) to the Company's consolidated EBITDA (with the Corporate Guarantors) ranging from 4.5 to 1.0 in 1999 to 3.9 to 1.0 beginning December 29, 2002.


         (d) The information set forth in "SUMMARY - Special Factors; Financing of the Merger"; and "SPECIAL FACTORS - Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) and (c) The information set forth in "SUMMARY - Special Factors; Continuing Share holders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS
- Background of the Transaction"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - Background of the Transaction" and "SPECIAL FACTORS - The Continuing Shareholders Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Purpose of the Meeting"; "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Interests of Certain Persons in the Merger and the Company"; "SUMMARY - Special Factors; Certain Effects of the Merger"; "SUMMARY - Special Factors; Certain U.S. Federal Income Tax Consequences"; "SUMMARY - Special Factors; Accounting Treatment"; "SUMMARY - Special Factors; Financing of the Merger"; "SUMMARY - The Restated Merger Agreement; The Merger Consideration"; "SPECIAL FACTORS - The Continuing Shareholders Purpose and
Reasons for the Merger"; "SPECIAL FACTORS - Certain Financial Projections"; "SPECIAL FACTORS - Plans for the Company after the Merger"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS Certain Effects of the Merger"; "SPECIAL FACTORS - Certain U.S. Federal Income Tax Consequences"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Accounting Treatment"; "SPECIAL FACTORS - Risk of Insolvency"; "THE RESTATED MERGER

AGREEMENT - The Merger; Merger Consideration"; "THE RESTATED MERGER AGREEMENT - The Exchange Fund; Payment for Shares of Common Stock"; "THE RESTATED MERGER AGREEMENT - Treatment of Options"; and "THE RESTATED MERGER AGREEMENT - Tax Withholding" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recom mendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Recommendation of the Special Committee and the Board of Directors"; "SUMMARY - Special Factors;
Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS
- Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; "SPECIAL FACTORS - Presentation and Fairness Opinion of Prudential Securities"; "SPECIAL FACTORS - Certain Financial Projections"; "LITIGATION PERTAINING TO THE MERGER Current Shareholder Litigation"; "THE RESTATED MERGER AGREEMENT - No Solicitation; Fiduciary Obligation of Directors"; "THE RESTATED MERGER AGREEMENT
- Conditions"; "THE RESTATED MERGER AGREEMENT - Termination" and "THE RESTATED MERGER AGREEMENT - Amendment and Waiver" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Restated Merger Agreement; Conditions to, and Termination of, the Merger"; "SPECIAL FACTORS - Recommendations of the Special Committee and the Board of Directors"; "THE RESTATED MERGER AGREEMENT - The Merger; Merger Consideration; "THE RESTATED MERGER AGREEMENT - Covenants"; "THE RESTATED MERGER AGREEMENT - Conditions"; and "THE RESTATED MERGER AGREEMENT - Termination" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the

Special Committee and the Board of Directors"; "SPECIAL FACTORS - The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS - Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; and "SPECIAL FACTORS - The Continuing Shareholders' Purpose and
Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth in "SPECIAL FACTORS - Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - Special Factors; Factors Considered by the Special Committee and the Board of Directors"; "SUMMARY - Special Factors; Fairness Opinion of ; "SPECIAL FACTORS - Background of the Transaction";
"SPECIAL FACTORS Recommendation of the Special Committee and the Board of Directors"; "SPECIAL FACTORS The Continuing Shareholders' Purpose and Reasons for the Merger"; and "SPECIAL FACTORS Presentation and Fairness Opinion of of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "AVAILABLE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SUMMARY - The Restated Merger Agreement"; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; and "THE RESTATED MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "SUMMARY - Information Concerning the Meeting; Voting Requirements"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"; "THE RESTATED MERGER AGREEMENT - Covenants"; and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "SUMMARY - Special Factors; Recommendation of The Special Committee and the Board of Directors"; "SPECIAL FACTORS - Background of the Transaction"; "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; "SUMMARY - No Right of Appraisal"; and "LITIGATION PERTAINING TO THE MERGER - Current Shareholder Litigation" of the Proxy Statement is incorporated herein by reference.

         (b) - (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "WHERE YOU CAN FIND MORE INFORMATION"; and "CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

         (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

         (a) The information set forth on the Front Cover Page and in "SUMMARY - Special Factors; Plans for the Company after the Merger"; "SUMMARY - Special Factors; Financing of the Merger"; "SPECIAL FACTORS - Plans for the Company after the Merger; "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company"; "SPECIAL FACTORS - Fees and Expenses"; "SPECIAL FACTORS - Financing of the Merger"; "THE RESTATED MERGER AGREEMENT Indemnification and Insurance"; and "THE RESTATED MERGER AGREEMENT - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Front Cover Page and in "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER"; and "SPECIAL FACTORS - Interests of Certain Persons in the Merger and the Company; Compensation of the Special Committee Members" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         The information set forth in "SUMMARY - Information Concerning the Meeting" of the Proxy Statement is incorporated herein by reference.

         Proxy Statement, together with the proxy card.



         As noted in the Proxy Statement, an Order and Final Judgment was signed on July 14, 1999 by the Court before which the class action lawsuits challenging the Merger was brought, among other things, (a) approving the Stipulation of Settlement and the settlement thereof and adjudging the terms of the Stipulation of Settlement and the settlement to be fair, reasonable, adequate and in the best interests of the class and (b) certifying the class action and class. On August 16, 1999, the appeal period related to the Order and Final Judgment expired. No appeals were filed.

         At the Special Meeting of Shareholders of the Company held on August 13, 1999, the Merger Agreement was adopted by the affirmative vote of (i) at least two-thirds of all outstanding shares of the Company's Common Stock in accordance with the requirements of Section 903 of the New York Business Corporation Law, such affirmative voting being 15,278,273 shares for, 727,372 shares against and 6,802 shares abstaining, and (ii) as required by the Merger Agreement, at least a majority of the votes cast at the meeting, excluding the votes cast by the Continuing Shareholders, abstentions and broker non-votes, such affirmative voting being 8,213,945 shares for and 727,372 shares against.

         The Merger occurred on September 28, 1999, upon the effectiveness of a Certificate of Merger filed with the Department of State of the State of New York, at which time, among other things, each outstanding share of Common Stock owned by shareholders other than the Continuing Shareholders was converted into the right to receive $28.85 in cash, without interest. The Company was the surviving corporation in the Merger.



ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)       Debt Financing Letter, dated as of January 19, 1999.*

     (b) (1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.*

     (b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

     (b)(3) Presentation by Bear, Stearns & Co. Inc. to certain Continuing Shareholders, dated October 10, 1996 (in accordance with Rule 202 of Regulation S-T, Section II of the presentation is filed in paper pursuant to a continuing hardship exemption).*

     (b)(4) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 15, 1997.*

     (b)(5) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 23, 1997 (in accordance with Rule 202 of Regulation S-T, the financial models of this presentation are filed in paper pursuant to a continuing hardship exemption).*

     (b)(6) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated July 20, 1998.*

     (b)(7) List of potential purchasers of the Company prepared in August 1998.*

     (b)(8) August 1998 confidential information memorandum sent to potential purchasers of the Company.*

     (b)(9) Presentation by Prudential Securities Incorporated to the Special Committee, dated March 3, 1998.*

     (c) (1) Amended and Restated Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (as amended June 17,
                  1999) (set forth as Annex I to the Proxy Statement).*

     (d) (1) Definitive Proxy Statement (including Annexes I and II), together with the proxy card.*

     (e)          Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction.

     (g)(1)       Memorandum of Understanding, dated January 19, 1999.*

     (g)(2) Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the Proxy Statement filed as Exhibit (d)(1).*

     (g)(3)       Order and Final Judgment, dated July 14, 1999.*



     (g)(4) Indenture dated as of September 28, 1999 among the Company, the Restricted Subsidiaries of the Company named therein, as guarantors, and Firstar Bank, as trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1- 8881.)

     (g)(5) Credit Agreement dated as of September 23, 1999 by and among the Company and European American Bank, as Agent, and the Lenders Party thereto (initially European American Bank). (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881.)

---------------------
*  Filed with Amendment No. 5 to the Schedule 13e-3.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   SBARRO, INC.


                                   By:   /s/ Mario Sbarro
                                        ----------------------------------
                                   Name:     Mario Sbarro
                                   Title:    President and Chief Executive
                                              Office

                                   SBARRO MERGER LLC


                                   By:   /s/ Mario Sbarro
                                        ----------------------------------
                                   Name:     Mario Sbarro
                                   Title:    Member


                                         /s/ Mario Sbarro
                                         ---------------------------------
                                             Mario Sbarro

                                        /s/ Joseph Sbarro
                                        ----------------------------------
                                            Joseph Sbarro

                                        /s/ Anthony Sbarro
                                        ----------------------------------
                                            Anthony Sbarro

                                        JOSEPH SBARRO (1994)

                                        FAMILY LIMITED PARTNERSHIP


                                        /s/  Joseph Sbarro
                                        ----------------------------------
                                       Name:  Joseph Sbarro
                                       Title: General Partner

                                       /s/ Mario Sbarro
                                       -----------------------------------
                                           Mario Sbarro,  as trustee under that
                                           certain Trust  Agreement  dated April
                                           28, 1984 for the benefit of Carmela
                                           Sbarro

                                      /s/ Franklin Montgomery
                                      ------------------------------------
                                          Franklin Montgomery, as trustee under
                                          that certain Trust  Agreement dated
                                          April 28,  1984 for the benefit of
                                          Carmela  Sbarro



      Dated: October 5, 1999

                                  EXHIBIT INDEX




EXHIBIT            DESCRIPTION
------             ------------

     (a)(1)       Debt Financing Letter, dated as of January 19, 1999.*

     (b) (1) Presentation by Prudential Securities Incorporated to the Special Committee, dated January 19, 1999.*

     (b)(2) Opinion of Prudential Securities Incorporated, dated January 19, 1999 (set forth as Annex II to the Proxy Statement).*

     (b)(3) Presentation by Bear, Stearns & Co. Inc. to certain Continuing Shareholders, dated October 10, 1996 (in accordance with Rule 202 of Regulation S-T, Section II of the presentation is filed in paper pursuant to a continuing hardship exemption).*

     (b)(4) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 15, 1997.*

     (b)(5) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated January 23, 1997 (in accordance with Rule 202 of Regulation S-T, the financial models of this presentation are filed in paper pursuant to a continuing hardship exemption).*

     (b)(6) Presentation by Bear, Stearns & Co. Inc. to the Company's Board of Directors, dated July 20, 1998.*

     (b)(7) List of potential purchasers of the Company prepared in August 1998.*

     (b)(8) August 1998 confidential information memorandum sent to potential purchasers of the Company.*

     (b)(9) Presentation by Prudential Securities Incorporated to the Special Committee, dated March 3, 1998.*

     (c) (1) Amended and Restated Agreement and Plan of Merger between Sbarro, Inc., Sbarro Merger LLC, Mario Sbarro, Joseph Sbarro, Anthony Sbarro, the Joseph Sbarro (1994) Family Limited Partnership and Mario Sbarro and Franklin Montgomery, not individually but as trustees under that certain Trust Agreement dated April 28, 1984 for the benefit of Carmela Sbarro, dated as of January 19, 1999 (as amended June 17,
                  1999) (set forth as Annex I to the Proxy Statement).*

     (d) (1) Definitive Proxy Statement (including Annexes I and II), together with the proxy card.*

     (e)          Not applicable.

     (f) As of the date of this Schedule 13E-3, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation for such person's use, directly or indirectly, in connection with this Rule 13e-3 transaction.

     (g) (1)      Memorandum of Understanding, dated January 19, 1999.*

     (g)(2) Stipulation of Settlement dated April 7, 1999 among counsel to the plaintiffs and counsel to the defendants in the Current Shareholder Litigation (as defined in the Proxy Statement filed as Exhibit (d)(1).*

     (g)(3)       Order and Final Judgment, dated July 14, 1999.*



     (g)(4) Indenture dated as of September 28, 1999 among the Company, the Restricted Subsidiaries of the Company named therein, as guarantors, and Firstar Bank, as trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1- 8881.)

     (g)(5) Credit Agreement dated as of September 23, 1999 by and among the Company and European American Bank, as Agent, and the Lenders Party thereto (initially European American Bank). (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported) September 23, 1999, File No. 1-8881.)

---------------------
*    Filed with Amendment No. 5 to the Schedule 13e-3.